DM

SEC[illegible] 18006233 SSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-52993

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue 4th FL
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean P. Concannon 917-542-2115
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

We, Ian Bernstein and Sean P. Concannon, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Leumi Investment Services Inc., (the Company), as of December 31, 2017, is true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer for the purposes of SEC Rule 15c3-3.

Ian Bernstein
President

Sean P. Concannon
Chief Financial Officer

MAXWELL T. SILVER-THOMPSON
Notary Public, State of New York
NO. 02SI6361290
Qualified in New York County
Commission Expires July 3, 2021

2/28/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
December 31, 2017

Contents

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Leumi Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Leumi Investment Services, Inc. (the Company) as of December 31, 2017 and the related notes (the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

February 28, 2018

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 1,244,669
Deposit with clearing organization	100,000
Securities owned – at fair value	22,134,527
Receivable from clearing organization	4,487,014
Accounts receivable	807,212
Equipment and leasehold improvements, less accumulated depreciation of $163,203	252,623
Other assets at fair value	225,911
Deferred tax assets	185,155
Total assets	$ 29,437,111
Liabilities and shareholder's equity	
Liabilities:	
Securities sold, not yet purchased – at fair value	$1,726,605
Payable to Parent	2,859,680
Salaries and wages payable	820,952
Accounts payable	316,216
Total liabilities	5,723,453
Shareholder's equity:	
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Retained earnings	20,598,111
Total shareholder's equity	23,713,658
Total liabilities and shareholder's equity	$ 29,437,111

See accompanying notes.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA (the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to individual and institutional customers located throughout the world and enters into principal transactions in fixed income securities.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, and realization of deferred tax assets. Actual results could differ from such estimates.

Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value: Proprietary securities transactions are recorded at fair value on a trade-date basis.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or the lease term, if shorter. Estimated useful lives are generally as follows: leasehold improvements – over the life of the lease, furniture and equipment – 3 to 10 years, and software – 5 years. Maintenance and repairs are charged to expense and improvements are capitalized.

Loans: The Company elected fair value option for its loans recorded in Other assets at fair value.

1. Organization and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments: The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date (i.e., the "exit price"). When determining the fair value for assets and liabilities carried at fair value, the Company considers the principal or most advantageous market in which it would transact and uses assumptions that market participants would use when pricing the asset or liability. The assets and liabilities measured at fair value include securities owned and securities sold, not yet purchased.

The Company's measurement of fair values is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon either using broker or dealer quotes or internally developed models that use primarily independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates or valuation models using unobservable market inputs. Valuation adjustments are made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and the Company's creditworthiness that are applied consistently over time.

Fair Value Hierarchy

The Company follows a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

The Company measures or monitors its trading assets and liabilities on a fair value basis. Fair value is used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Financial Instruments.* Depending upon the nature of the asset or liability, the

Company uses various valuation techniques and assumptions when estimating the instrument's fair value.

1. Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective on January 1, 2018. LISI has reviewed the impact of the update and concluded that it will not have a significant impact on the Company's recognition considerations.

2. Securities Owned–At Fair Value

As of December 31, 2017, included in Securities owned – at fair value, the Company has investments in treasury notes of $5,000,000, and corporate debt and equity securities of $17,134,527. As of December 31, 2017, the unrealized loss on Securities owned – at fair value amounted to $3,934.

3. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2017, the Company had net capital of $18,385,916, which was $18,094,951 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1. See supplemental information in Schedule I.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers (PAB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

4. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. For Federal and state and local purposes, LISI is included in

the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with ASC 740, Income Taxes, LISI computes its federal tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis in tax jurisdictions where separate filing is required.

4. Income Taxes (continued)

The difference between LISI's statutory tax rate and effective tax rate primarily relates to enactment of federal tax reform (see additional discussion below), and state and local income taxes, net of federal benefit.

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the "Act") was signed into law. Among other things, the Act reduces our corporate federal tax rate from 35% to 21% effective January 1, 2018. As a result, we are required to re-measure, through income tax expense, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled.

Additionally, on December 22, 2017, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 118 ("SAB 118") to address any uncertainty or diversity of views in practice in accounting for the income tax effects of the Act in situations where a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete this accounting in the reporting period that includes the enactment date. SAB 118 allow for a measurement period, not to extend beyond one year from the Act's enactment date, to complete the necessary accounting. The Financial Accounting Standards Board ("FASB") indicated it would not object to private companies applying the provisions of SAB 118.

LISI recorded provisional amounts of deferred income taxes using reasonable estimates where the information necessary to determine the final deferred tax asset or liability was either not available, not prepared, or not sufficiently analyzed as of the report filing date. We will continue to ensure full understanding of how to interpret the tax law changes, as there will likely be clarifications in applications of the Act.

LISI will complete and record the income tax effects of these provisional items during the period the necessary information becomes available. This measurement period will not extend beyond December 22, 2018.

4. Income Taxes (continued)

Deferred Income Taxes

LISI calculates its deferred income taxes based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

As of December 31, 2017 LISI had a net deferred tax asset of $185,155. The gross deferred tax asset of $221,867 and gross deferred tax liability of $36,712 relate to differences in the underlying basis for financial reporting and tax purposes. LISI did not record a valuation allowance for deferred tax assets as of December 31, 2017 as it is more likely than not that the assets will be realized.

Unrecognized Tax Benefits and Examinations

LISI recognizes tax positions in the statement of financial condition only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The position is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

LISI has no open audits at this time. The standard three year statute of limitations remains in effect for returns filed in the Federal, New York State, New York City, and Florida jurisdictions. Accordingly, all years subsequent to and including 2014 remain open to examination.

At December 31, 2017, LISI had no unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

5. Related-Party Transactions

On December 6, 2017 LISI's Board of Directors unanimously approved the payment of a $15 million dividend to its parent, Bank Leumi USA. LISI does not expect an adverse effect from the dividend distribution on its business or capital standing and LISI's Net Capital continues to be significantly higher than the minimum requirement

The Company has cash of $1,244,669 held in interest-free checking accounts with the Parent as of December 31, 2017.

Pursuant to a service agreement, the Parent provides certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration. Occasionally the Company will execute principal transactions with Bank Leumi Le-Israel B.M. to purchase or sell securities.

The Company pays the Parent for its share of federal tax expense based on its federal taxable income.

As of the year ended December 31, 2017, the Company had a payable to the Parent of $2,859,680. The payable primarily consisted of bonus payable, shared service agreement expenses and income taxes payable.

In 2016, the Company purchased two unsecured loans from the Parent. The loans were purchased for $451,740, and are classified as other assets at fair value. The difference between purchase price and carrying value as of December 31, 2017 relates to principal paydowns.

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2017, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition of the Company.

8. Fair Value of Financial Instruments

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value:

Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value

The Company's securities portfolio is priced via an independent pricing service. The fair values are generally based on or derived from mid prices. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include money market securities and U.S. Treasury securities that are highly liquid and actively traded in over-the-counter markets. When quoted market prices are not available, fair values are derived using pricing models, which utilize market based, or independently sourced market parameters, such as interest rate yield curves, time value, volatility factors, underlying options, issuer spreads, currency rates, and quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include collateralized mortgage obligations, commercial mortgage-backed securities, asset-backed securities, corporate debt and certain high-yield debt securities. Securities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, using inputs that are unobservable and significant to the fair value measurement, as well as instruments for which the determination of fair value requires significant management judgment or estimation, are classified within Level 3.

The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

8. Fair Value of Financial Instruments (continued)

Fair Value Hierarchy

The following table presents the financial instruments carried at fair value as of December 31, 2017 by level in the fair valuation hierarchy:

Description	2017 Total Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned – at fair value:				
U.S. Government	$ 5,000,000	$ 5,000,000	–	–
Corporate and bank debt securities	17,134,527	–	17,134,527	–
Other Assets at Fair Value	225,911	–	–	225,911
	$ 22,360,438	$ 5,000,000	$ 17,134,527	$ 225,911
Liabilities				
Securities sold, not yet purchased – at fair value:				
Corporate and bank debt securities	$ 1,726,605	$ –	$ 1,726,605	$ –
	$ 1,726,605	$ –	$ 1,726,605	$ –

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of the reporting period. During the 12 months ended December 31, 2017, the Company did not have any transfers of securities owned-at fair value and securities sold, not yet purchased-at fair value between Levels 1 and 2 of the fair value hierarchy.

The following table reflects gains and losses for all assets categorized as Level 3 as of December 31, 2017. There were no assets that were transferred into Level 3 during 2017.

Description	Beginning Balance	Total Realized and Unrealized Gains or Losses	Purchases, Sales, Other Settlement and Issuances, Net	Ending Balance	Unrealized Losses for Level 3
Other Assets at Fair Value	$ 383,467	$ -	$ (157,556)	$ 225,911	$ -
	$ 383,467	$ -	$ (157,556)	$ 225,911	$ -

9. Subsequent Events

Management has evaluated whether events or transactions have occurred after December 31, 2017, that would require recognition or disclosure in this statement of financial condition through February 28, 2018, the date of issuance of this statement of financial condition. Accordingly, management has determined that there were no subsequent events that require adjustment to, or disclosure in, the statement of financial condition.

Statement of Financial Condition

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
December 31, 2017
With Report of Independent Registered Public Accounting Firm

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Leumi Investment Services Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Leumi Investment Services Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2018

Leumi Investment Services Inc.

Exemption Report

Leumi Investment Services Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2) (ii) for the period January 1, 2017 through December 31, 2017.

Leumi Investment Services Inc.

I, Ian Bernstein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title: President

Date of report
2/28/2018